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                             November 10, 2021

       Phyllis W. Newhouse
       Chief Executive Officer
       Athena Technology Acquisition Corp.
       125 Townpark Drive, Suite 300
       Kennesaw, GA 30144

                                                        Re: Athena Technology
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed November 9,
2021
                                                            File No. 333-258606

       Dear Ms. Newhouse:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Proposal No. 1 - Approval of the Business Combination
       Material U.S. Federal Income Tax Considerations, page 158

   1. We note your response to prior comment 1, and reissue such comment in part. In that regard, we note your
revised disclosure that the parties intend for the Business
                                                        Combination
contemplated by the Business Combination Agreement to be treated as a reorganization
for U.S. federal income tax purposes within the meaning of Section
                                                        368(a) of the Code, and
that DLA Piper (US) LLP has delivered an opinion to Athena to the effect that, under
the U.S. federal income tax laws in effect as of the date of such opinion, the Business
Combination    should    so qualify. Please obtain and file a revised
                                                        opinion that explains
why counsel cannot give a firm opinion and the degree of
 Phyllis W. Newhouse
Athena Technology Acquisition Corp.
November 10, 2021
Page 2
      uncertainty, and provide related disclosure in your prospectus, including risk factor disclosure. For guidance, refer to Section III.C of Staff Legal Bulletin No. 19.
Exhibits

2. Please file the consents for the individuals who will serve as directors of New Heliogen upon consummation of the Business Combination and have not signed the registration statement. Refer to Rule 438 of Regulation C under the Securities Act.
        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                            Sincerely,
FirstName LastNamePhyllis W. Newhouse
                                                            Division of
Corporation Finance
Comapany NameAthena Technology Acquisition Corp.
                                                            Office of Energy &
Transportation
November 10, 2021 Page 2
cc:       Penny J. Minna
FirstName LastName